UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Distribution, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Distribution, Inc. 401(k) Retirement Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Distribution, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Praxair Distribution, Inc, 401(k) Retirement Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

June 30, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Distribution, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Praxair Distribution, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut

June 20, 2007

Praxair Distribution, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

	December 31,
	2007	2006
Assets:
Investments, at fair value (Note 5)	$159,648,938	$122,518,513
Loans to participants	5,599,421	4,870,549

Total Investments	165,248,359	127,389,062

Receivables:
Participant contributions	26,526	30,335
Employer contributions	22,490	71,927

Total Receivables	49,016	102,262

Total Assets	165,297,375	127,491,324

Liabilities:
Accrued expenses	98,739	55,030

Net Assets Available for Benefits at Fair Value	165,198,636	127,436,294

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	242,282	335,581

Net Assets Available for Benefits	$165,440,918	$127,771,875

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions to Net Assets
Contributions:
Participants	$7,709,277
Employer	5,018,832
Rollovers from other plans (Note 2)	1,203,762

13,931,871

Investment income:
Net appreciation in fair value of investments (Note 5)	7,232,391
Interest and dividends	8,280,894
Interest on participant loans	304,824

15,818,109

Total Additions to Net Assets	29,749,980

Deductions from Net Assets
Benefits paid to participants	7,835,480
Administrative expenses	206,813

Total Deductions from Net Assets	8,042,293

Increase in Net Assets	21,707,687

Transfers from other plans (Note 8)	16,046,398
Transfers to other plans (Note 8)	(85,042)

Net Assets Available for Benefits
Beginning of year	127,771,875

End of year	$165,440,918

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 – Inception of the Plan

GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the “Company”) and renamed as the Praxair Distribution, Inc. 401(k) Retirement Plan (the “Plan”).

Note 2 – Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information may not apply to employees covered under a bargaining unit agreement.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Plan (the “Administrator”). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. The trustee and recordkeeper of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating subsidiaries are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis. Highly compensated employees are allowed to voluntarily contribute up to 15% of their eligible compensation to the Plan, of which 9% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $15,500 in 2007 and $15,000 in 2006. All employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year. For 2007, the maximum catch-up contribution amount permitted under the Code was $5,000.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of the Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 3% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

All regular/full-time employees (as defined in the Plan), except those employed by Praxair Distribution Southeast, LLC (“PDSE”), are immediately eligible for Company contributions as outlined below. Such contributions are subject to a three year vesting schedule. The three year vesting period begins on the employee’s date of hire or adjusted date of hire for a former participant reemployed by the Company, whichever is earlier. Participants employed by PDSE are subject to a two-year of service waiting period before being able to receive Company contributions under the Plan and any Company contributions made on behalf of an eligible employee of PDSE are fully vested at all times. In addition, part-time employees are only eligible to receive Company contributions through the Plan after their completion of certain minimum service requirements as set forth in the Plan.

The Company will make a contribution on behalf of eligible employees according to the following table. One Age & Service Point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period.

Age & Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting

Participants are at all times fully vested in their own contributions, Company contributions made prior to July 1, 2004, and rollover contributions. All participants, except those employed by PDSE, become fully vested in Company contributions made after July 1, 2004 after completing three years of service (as defined in the Plan). Participants who are employees of PDSE are at all times fully vested in all Company contributions made on their behalf. Unvested Company contributions are forfeited and may be used to reduce future Company contributions or for Plan expenses.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan as listed below.

Mutual Funds

Common Trusts

Praxair Common Stock Fund

Praxair Discounted Stock Fund - eliminated as an investment option as of March 30, 2007, see below

Effective in 2007, according to Federal Law, the Plan must allow participants to move any portion of their account invested in the Praxair Common Stock Fund and Praxair Discounted Stock Fund into other investment alternatives available under the Plan, without the imposition of any restrictions that are not also imposed by the Plan on the other available investment options. As a result, the Praxair Discounted Stock Fund was eliminated as a Plan investment option as of March 30, 2007. All existing balances in the Praxair Discounted Stock Fund were transferred to the Praxair Common Stock Fund as of March 30, 2007 and, thereafter, were invested in accordance with each participant’s investment directions.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Prior to March 2007, participant contributions into the Praxair Discounted Stock Fund were limited to payroll deductions. No exchanges into the fund were allowed. Certain other restrictions applied to investments in the Praxair Discounted Stock Fund as defined in the Plan’s provisions. Participants were limited to a maximum of 12 sales per twelve-month period from the Praxair Common Stock Fund and one sale per twelve-month period from the Praxair Discounted Stock Fund. The trading limitations imposed on the Praxair Common Stock Fund were eliminated effective March 31, 2007.

Participants may change the investment direction of their contributions and existing balances at any time.

Dividend Payout on Company Stock Funds

A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund and the Praxair Discounted Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund and the Praxair Discounted Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). This designation as an ESOP has no other effect on benefits under the Plan. The Praxair Discounted Stock Fund was eliminated as an investment option on March 30, 2007.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan’s provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on outstanding loans as of December 31, 2007, ranged from 3.00% to 10.00% with various dates of maturity through 2037. A loan application fee of $35 is charged to the participant’s account for each new loan.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator and will be distributed in a direct rollover to an individual retirement plan designed by the Administrator. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Under the Plan’s provisions, forfeitures of non-vested Participants’ Company contributions shall be applied at the Company’s discretion, to pay the Plan’s administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $85,042 and $49,150 in 2007 and 2006, respectively.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3 – Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan accounts for fully benefit-responsive investment contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution and health and welfare pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No.157 provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and as such, will be adopted by the Plan in 2008. Adoption of SFAS No. 157 is not expected to have a material impact to the Plan, although disclosures related to the investments will be expanded.

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participant accounts are credited with participant contributions and contributions from the Company, and an allocation of the Plan earnings, which is based on the participant account balances, and their accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at market value, based upon quoted market prices, except for loans to participants, which are carried at outstanding balances, which approximates fair value. However, the Fidelity Managed Income Portfolio II is stated at fair value in accordance with the provisions of the FSP. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note – 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

2007
Net assets available for benefits per the financial statements	$165,440,918
Adjustments from fair to contract value for fully benefit-responsive contracts	(242,282)

Net assets available for benefits per the Form 5500	$165,198,636

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 to the Form 5500:

2007
Total investment income per the financial statements	$15,818,109
Adjustments from fair to contract value for fully benefit-responsive contracts	(242,282)

Total investment income per the Form 5500	$15,575,827

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 5 – Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2007 and 2006, respectively, are noted below:

	2007	2006
Fidelity MIP II Class 3 Fund (contract value - $32,198,653 and $28,323,783, respectively)	$31,956,371	$27,988,202
Praxair Common Stock Fund	25,732,793	9,960,280
MSIFT U.S. Small Cap Core Value Portfolio	23,361,838	24,547,193
Vanguard LifeStrategy Moderate Growth Fund	16,483,680	6,420,277
Spartan U.S. Equity Index Fund	14,307,813	14,138,805
Fidelity Magellan Fund	11,133,016	8,756,160
Fidelity International Discovery Fund	9,584,297	6,484,990

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 5% at December 31, 2007 and 2006. The average yield based on interest credited to participants was approximately 4% at December 31, 2007 and 2006.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2007
Praxair Common Stock Fund	$7,651,206
Praxair Discounted Common Stock Fund*	341,154
Common Trust	245,012
Mutual Funds	(1,004,981)

$7,232,391

*	The Praxair Discounted Common Stock Fund was eliminated as an investment option on March 30, 2007

Note 6 – Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 7 – Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. In 2007, participants were charged an annual rate of 0.08% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2007, the difference would be paid by the Company. No Plan expenses were paid by the Company during the year 2007.

Note 8 – Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its affiliates during the Plan year have their respective balances reflected in the 401(k) plan of the affiliate by whom they are employed at year-end. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $387,419 and $85,042, respectively.

On March 1, 2007, the Company acquired 100% of the outstanding shares of Mittler Supply, Inc. Effective July 1, 2007, all of the then employees of Mittler Supply, Inc. became employees of the Company and the Mittler Supply, Inc. 401(k) Plan (the “MS Plans”) were merged with and into the Plan. In connection with the merger, the account balances of the participants of the MS Plans were transferred into the Plan through a trust-to-trust transfer and all participants in the MS Plans became participants in the Plan. Total assets transferred from the MS Plans to the Plan in connection with the merger were $15,171,801. The merger had no effect on the value of the MS Plans participants’ account balances.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007 and 2006

On May 2, 2007, the Company acquired 100% of the outstanding shares of Rite Weld Supply, Inc. Effective July 1, 2007, all of the then employees of Rite Weld Supply, Inc. became employees of the Company and the Rite Weld Supply, Inc. 401(k) Plan (the “RWS Plan”) was merged with and into the Plan. In connection with the merger, the account balances of the participants of the RWS Plan were transferred into the Plan through a trust-to-trust transfer and all participants in the RWS Plan became participants in the Plan. Total assets transferred from the RWS Plan to the Plan in connection with the merger were $487,178. The merger had no effect on the value of the RWS Plan participants’ account balances.

Note 9 – Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

Note 10 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, participants will become 100% vested and the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 11 – Subsequent Events

On June 1, 2007, the Company acquired 100% of the outstanding shares of Wilson Welding & Medical Gases. Effective November 1, 2007, all of the then employees of Wilson Welding & Medical Gases became employees of the Company and the Wilson Welding & Medical Gases 401(k) Plan (the “WWMG Plan”) was merged with and into the Plan. On February 1, 2008, the account balances of the participants of the WWMG Plan were transferred into the Plan through a trust-to-trust transfer and all participants in the WWMG Plan became participants in the Plan. Total assets transferred from the WWMG Plan to the Plan in connection with the merger were $1,736,459. The merger had no effect on the value of the WWMG Plan participants’ account balances.

On July 3, 2007, the Company acquired 100% of the outstanding shares of Mills Welding & Specialty Gases. Effective October 1, 2007, all of the then employees of Mills Welding & Specialty Gases became employees of the Company and the Mills Welding & Specialty Gases 401(k) Plan (the “MWSG Plan”) was merged with and into the Plan. On February 1, 2008, the account balances of the participants of the MWSG Plan were transferred into the Plan through a trust-to-trust transfer and all participants in the MWSG Plan became participants in the Plan. Total assets transferred from the MWSG Plan to the Plan in connection with the merger were $2,374,078. The merger had no effect on the value of the MWSG Plan participants’ account balances.

Praxair Distribution, Inc. 401(k) Retirement Plan

EIN: 94-1693764, Plan Number: 333

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	**	$31,956,371
*	Praxair Common Stock Fund	Common Stock	**	25,732,793
	MSIFT U.S. Small Cap Core Value Portfolio	Mutual Fund	**	23,361,838
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	16,483,680
	Spartan U.S. Equity Index Fund	Mutual Fund	**	14,307,813
*	Fidelity Magellan Fund	Mutual Fund	**	11,133,016
*	Fidelity International Discovery Fund	Mutual Fund	**	9,584,297
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	7,270,128
	Columbia Acorn Fund - Class Z	Mutual Fund	**	6,007,460
*	Fidelity Equity Income Fund	Mutual Fund	**	4,485,376
	Vanguard LifeStrategy Income Fund	Mutual Fund	**	4,714,048
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	1,765,648
	International Index Fund	Common/Collective Trust	**	1,686,714
	Wellington TC Growth Portfolio	Common/Collective Trust	**	1,159,756

*	Participant Loans	Rates ranging 3.00% to 10.00%; maturities through 2037	**	5,599,421

	Total investments at fair value			$165,248,359

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Plan

Date: June 30, 2008	By:	/s/ James S. Sawyer
James S. Sawyer,
Member of the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Retirement Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Distribution, Inc. 401(k) Retirement Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated June 30, 2008, relating to the financial statements and supplemental schedule of Praxair Distribution, Inc. 401(k) Retirement Plan appearing in this Form 11-K for the year ended December 31, 2007.

/s/ BDO Seidman, LLP

New York, New York

June 30, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 20, 2007 relating to the statement of net assets available for benefits at December 31, 2006 of The Praxair Distribution, Inc. Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers, LLP

Stamford, Connecticut

June 30, 2008